VIA EDGAR TRANSMISSION

July 12, 2011

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sen Yu International Holdings, Inc.
Form 10-K for fiscal year ended June 30, 2010
Filed September 28, 2010, as amended December 2, 2010
File No. 0-12792

Dear Mr. Humphrey:

This letter shall acknowledge we are in receipt of the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 23, 2011.  With the consent of the Staff, we have agreed to supply a response to such letter not later than July 19, 2011.

Sincerely,

/s/ Zhenyu Shang
Chief Executive Officer